October 25, 2023

Securities and Exchange Commission

Office of Mergers & Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7553

Attention: Christina Chalk and Brian Soares

Re: Edison International

Schedule TO-I filed October 11, 2023

File No. 005-41447

Ladies and Gentlemen:

We, Edison International (the “Company”), are submitting this letter in response to the below comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated October 20, 2023, relating to the above referenced Schedule TO-I filed on October 11, 2023, as subsequently amended.

Important, page i

1.

Please revise to explain what you mean by this statement: “In any case, the Company intends to replace the equity content of any repurchased securities.” In addition, in an appropriate section of the Offer to Purchase, explain why the Company intends to do so.

The disclosure has been revised on pages i, 2 and 15 in response to the Staff’s comment.

Section 6 - Conditions to the Offers, page 13

2.

We note the disclosure on page 14 of a condition that will be triggered by, “in the Company’s reasonable judgment [...] any change in tax law that would materially change the tax consequences of the Offers.” Please revise to clarify whether this refers to a material change to the tax consequences to the Company, securityholders, or both, and to explain what would be considered a material change to the tax consequences of the Offers.

The disclosure has been revised to delete this condition on page 14 in response to the Staff’s comment.

3.	In the seventh bullet point on page 14, briefly explain the reference to minimum or maximum price limits on prices for securities trading on a U.S. national securities exchange, or delete.

The disclosure has been revised on page 14 in response to the Staff’s comment. The revised disclosure referencing “a limitation on prices for securities trading on any U.S. national securities” refers to limitations on prices triggered by, for example, the NYSE’s “Limit Up/Limit Down” plan or Nasdaq’s “Limit Up-Limit Down” mechanism.

If you have questions with respect to the responses set forth above, please contact David Lopez of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2632 or me at (626) 302-3476.

Very truly yours,

/s/ Kathleen Brennan de Jesus
Kathleen Brennan de Jesus

cc: David Lopez

Cleary Gottlieb Steen & Hamilton LLP